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06023227

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. _____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)
Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kyorin Seiyaku Kabushiki Kaisha
(Name of Subject Company)

KYORIN Pharmaceutical Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

APRI Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

KYORIN Pharmaceutical Co., Ltd.

5, Kanda Surugadai 2-chome, Chiyoda-ku, Tokyo 101-8311

81-3-3293-3474

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (07-05) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) An English translation of the Notice of Resolution of Extraordinary General Meeting of Shareholders, dated January 18, 2006, is attached to this Form CB as Exhibit 1.

(b) Not Applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) On November 21, 2005, APRI Co., Ltd. filed with the Securities and Exchange Commission an Appointment of Agent of Service of Process and Undertaking on Form F-X.

(2) Not Applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hiroko Ogihara

(Signature)

Hiroko Ogihara

President

(Name and Title)

January 18, 2006

(Date)

Exhibit Index

Exhibit Number	Description
Exhibit 1	An English translation of the Notice of Resolution of Extraordinary General Meeting of Shareholders, dated January 18, 2006.

Exhibit 1

[Translation]

January 18, 2006

To: The Shareholders

Ikuo Ogihara
Representative Director and President
KYORIN Pharmaceutical Co., Ltd.
5, Kanda Surugadai 2-chome,
Chiyoda-ku, Tokyo

Notice of Resolution of the Extraordinary General Meeting of Shareholders

Thank you very much for your continued support of KYORIN Pharmaceutical Co., Ltd ("Kyorin-Pharm").
We hereby notify you that the following was resolved at the Extraordinary General Meeting of Shareholders held today.

Agendas resolved:

Item 1: Approval of the Share Exchange Agreement between Kyorin-Pharm and APRI Co., Ltd.

This item was approved as originally proposed and it is determined that Kyorin-Pharm will become a wholly owned subsidiary of APRI Co., Ltd. (which changed its trade name to KYORIN Co., Ltd. on January 18, 2006) through a share exchange on March 10, 2006.

Item 2: Partial amendment to the Articles of Incorporation

This item was approved as originally proposed.
The details of the amendments are as follows:

(1) Kyorin-Pharm reduced the total number of shares authorized to be issued as set out in the current Articles of Incorporation from 345,000,000 shares to 297,000,000 shares in association with the

cancellation of 12,078,096 shares of treasury stock on November 29, 2005, pursuant to Article 212 of the Commercial Code.

(2) Kyorin-Pharm deleted the Supplementary Provisions (Transitional Measures) of the current Articles of Incorporation because the fixed date has passed.

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* **KYORIN Co., Ltd. plans to apply for listing of its shares on the First Section of the Tokyo Stock Exchange due to the share exchange. While the listing date will be decided in accordance with the rules and regulations of the Tokyo Stock Exchange, it is expected that it will be March 10, 2006, which is the date of the share exchange.**

Kyorin-Pharm, whose shares are currently listed on the Tokyo Stock Exchange, will become a wholly owned subsidiary of KYORIN Co., Ltd. and the Kyorin-Pharm shares are scheduled to be delisted from the Tokyo Stock Exchange on March 6, 2006.